Exhibit 99.1

CIBC Announces Third Quarter 2023 Results

Toronto, ON – August 31, 2023 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2023.

Third quarter highlights

	Q3/23	Q3/22	Q2/23	YoY Variance	QoQ Variance
Revenue	$5,850 million	$5,571 million	$5,702 million	+5%	+3%
Reported Net Income	$1,430 million	$1,666 million	$1,688 million	-14%	-15%
Adjusted Net Income (1)	$1,473 million	$1,724 million	$1,627 million	-15%	-9%
Adjusted pre-provision, pre-tax earnings (1)	$2,600 million	$2,465 million	$2,475 million	+5%	+5%
Reported Diluted Earnings Per Share (EPS) (2)	$1.47	$1.78	$1.76	-17%	-16%
Adjusted Diluted EPS (1)(2)	$1.52	$1.85	$1.70	-18%	-11%
Reported Return on Common Shareholders’ Equity (ROE) (3)	11.6%	14.6%	14.5%
Adjusted ROE (1)	11.9%	15.1%	13.9%
Common Equity Tier 1 (CET1) Ratio (4)	12.2%	11.8%	11.9%

“We delivered solid financial results in the third quarter despite a more challenging economic environment,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “The continued momentum in our core business performance reflects our disciplined approach to resource allocation and execution of our client-focused strategy. We continue to realize the benefits of our recent investments in technology and talent, enabling our team to do more to help our clients achieve their ambitions.”

Results for the third quarter of 2023 were affected by the following items of note aggregating to a negative impact of $0.05 per share:

•	$34 million ($25 million after-tax) commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget (Canadian Personal and Business Banking); and
•	$23 million ($18 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 12.2% at July 31, 2023, compared with 11.9% at the end of the prior quarter. CIBC’s leverage ratio(4)(5) and liquidity coverage ratio(4) at July 31, 2023 were 4.2% and 131%, respectively.

Core business performance

Canadian Personal and Business Banking reported net income of $497 million for the third quarter, down $98 million or 16% from the third quarter a year ago, primarily due to a higher provision for credit losses and lower card fees, including from the commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note, partially offset by higher revenue mainly driven by higher net interest margin and volume growth, and lower non-interest expenses due to lower spending on strategic initiatives. Adjusted pre-provision, pre-tax earnings(1) were $1,150 million, up $85 million from the third quarter a year ago, from higher revenue partially offset by higher adjusted(1) non-interest expenses mainly due to higher spending on strategic initiatives and employee-related costs.

Canadian Commercial Banking and Wealth Management reported net income of $467 million for the third quarter, down $17 million or 4% from the third quarter a year ago, primarily due to a higher provision for credit losses, partially offset by higher revenue. Higher revenue was primarily due to volume growth and higher deposit margins in commercial banking and higher fee-based revenue from market appreciation in wealth management, partially offset by lower revenue in wealth management primarily due to lower deposit volumes and commission revenue from decreased client activity. Expenses increased primarily due to higher spending on strategic initiatives, partially offset by lower employee-related and performance-based compensation as a result of lower wealth management revenue. Adjusted pre-provision, pre-tax earnings(1) were $676 million, up $8 million from the third quarter a year ago, primarily due to higher revenue in commercial banking partially offset by lower wealth management revenue and higher expenses.

U.S. Commercial Banking and Wealth Management reported net income of $73 million (US$55 million) for the third quarter, down $120 million (US$97 million or 64%) from the third quarter a year ago, primarily due to a higher provision for credit losses, lower fee income and higher employee-related costs, partially offset by higher revenue primarily driven by higher net interest margin and loan volume growth, and the impact of foreign currency translation. Adjusted pre-provision, pre-tax earnings(1) were $334 million (US$251 million), up $47 million (US$26 million) from the third quarter a year ago, due to higher revenue, partially offset by higher expenses.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this news release reflect the Share Split.
(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the third quarter of 2023 available on SEDAR+ at www.sedarplus.ca.

(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The July 31, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the third quarter of 2023 available on SEDAR+ at www.sedarplus.ca.

(5)

The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the second quarter of 2023.

CIBC Third Quarter 2023 News Release	1

Capital Markets reported net income of $494 million for the third quarter, up $47 million or 11% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a provision for credit losses in the current quarter compared with a provision reversal in the same quarter last year. Higher revenue from our global markets and direct financial services businesses was partially offset by lower investment portfolio gains. Expenses were up due to higher performance-based and employee-related compensation, and investments in our businesses. Adjusted pre-provision, pre-tax earnings(1) were up $76 million or 13% from the third quarter a year ago due to higher revenue offset by higher expenses.

Credit quality

Provision for credit losses was $736 million, up $493 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to a more unfavourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher impairments across all strategic business units.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2	CIBC Third Quarter 2023 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the third quarter of 2023 available on SEDAR+ at www.sedarplus.ca.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,412	$1,350	$666	$1,355	$67	$5,850	$499
Provision for credit losses	423	40	255	6	12	736	191
Non-interest expenses	1,303	674	345	673	312	3,307	258
Income (loss) before income taxes	686	636	66	676	(257)	1,807	50
Income taxes	189	169	(7)	182	(156)	377	(5)
Net income (loss)	497	467	73	494	(101)	1,430	55
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders	497	467	73	494	(111)	1,420	55
Diluted EPS ($)						$1.47
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$-	$-	$-	$-	$34	$-
Impact of items of note on revenue	34	-	-	-	-	34	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(13)	-	(3)	(23)	(10)
Impact of items of note on non-interest expenses	(7)	-	(13)	-	(3)	(23)	(10)
Total pre-tax impact of items of note on net income	41	-	13	-	3	57	10
Income taxes
Amortization of acquisition-related intangible assets	2	-	3	-	-	5	3
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	-	-	-	-	9	-
Impact of items of note on income taxes	11	-	3	-	-	14	3
Total after-tax impact of items of note on net income	$30	$-	$10	$-	$3	$43	$7
Impact of items of note on diluted EPS ($)						$0.05
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,446	$1,350	$666	$1,355	$67	$5,884	$499
Provision for credit losses – adjusted	423	40	255	6	12	736	191
Non-interest expenses – adjusted	1,296	674	332	673	309	3,284	248
Income (loss) before income taxes – adjusted	727	636	79	676	(254)	1,864	60
Income taxes – adjusted	200	169	(4)	182	(156)	391	(2)
Net income (loss) – adjusted	527	467	83	494	(98)	1,473	62
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders – adjusted	527	467	83	494	(108)	1,463	62
Adjusted diluted EPS ($)						$1.52

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(3)

CIBC total results excludes a TEB adjustment of $66 million for the quarter ended July 31, 2023 (April 30, 2023: $64 million; July 31, 2022: $48 million) and $192 million for the nine months ended July 31, 2023 (July 31, 2022: $160 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(4)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(5)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(6)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

CIBC Third Quarter 2023 News Release	3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses	123	46	248	19	2	438	183
Non-interest expenses	1,274	673	354	664	175	3,140	261
Income (loss) before income taxes	883	617	46	679	(101)	2,124	33
Income taxes	246	165	(9)	182	(148)	436	(7)
Net income	637	452	55	497	47	1,688	40
Net income attributable to non-controlling interests	-	-	-	-	11	11	-
Net income attributable to equity shareholders	637	452	55	497	36	1,677	40
Diluted EPS ($)						$1.76
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(18)	$-	$(3)	$(27)	$(13)
Decrease in legal provisions	-	-	-	-	114	114	-
Impact of items of note on non-interest expenses	(6)	-	(18)	-	111	87	(13)
Total pre-tax impact of items of note on net income	6	-	18	-	(111)	(87)	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	1	6	3
Decrease in legal provisions	-	-	-	-	(32)	(32)	-
Impact of items of note on income taxes	-	-	5	-	(31)	(26)	3
Total after-tax impact of items of note on net income	$6	$-	$13	$-	$(80)	$(61)	$10
Impact of items of note on diluted EPS ($)						$(0.06)
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses – adjusted	123	46	248	19	2	438	183
Non-interest expenses – adjusted	1,268	673	336	664	286	3,227	248
Income (loss) before income taxes – adjusted	889	617	64	679	(212)	2,037	46
Income taxes – adjusted	246	165	(4)	182	(179)	410	(4)
Net income (loss) – adjusted	643	452	68	497	(33)	1,627	50
Net income attributable to non-controlling interests – adjusted	-	-	-	-	11	11	-
Net income (loss) attributable to equity shareholders – adjusted	643	452	68	497	(44)	1,616	50
Adjusted diluted EPS ($)						$1.70

See previous page for footnote references.

4	CIBC Third Quarter 2023 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,321	$1,338	$604	$1,199	$109	$5,571	$473
Provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
Non-interest expenses	1,313	670	334	593	273	3,183	261
Income (loss) before income taxes	808	658	235	615	(171)	2,145	184
Income taxes	213	174	42	168	(118)	479	32
Net income (loss)	595	484	193	447	(53)	1,666	152
Net income attributable to non-controlling interests	-	-	-	-	6	6	-
Net income (loss) attributable to equity shareholders	595	484	193	447	(59)	1,660	152
Diluted EPS ($) (4)						$1.78
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments (5)	$(6)	$-	$-	$-	$-	$(6)	$-
Impact of items of note on revenue	(6)	-	-	-	-	(6)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(17)	-	(3)	(27)	(13)
Acquisition and integration-related costs as well as purchase accounting adjustments (5)	(56)	-	-	-	-	(56)	-
Impact of items of note on non-interest expenses	(63)	-	(17)	-	(3)	(83)	(13)
Total pre-tax impact of items of note on net income	57	-	17	-	3	77	13
Income taxes
Amortization of acquisition-related intangible assets	3	-	4	-	-	7	3
Acquisition and integration-related costs as well as purchase accounting adjustments (5)	12	-	-	-	-	12	-
Impact of items of note on income taxes	15	-	4	-	-	19	3
Total after-tax impact of items of note on net income	$42	$-	$13	$-	$3	$58	$10
Impact of items of note on diluted EPS ($) (4)						$0.07
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,315	$1,338	$604	$1,199	$109	$5,565	$473
Provision for (reversal of) credit losses – adjusted	200	10	35	(9)	7	243	28
Non-interest expenses – adjusted	1,250	670	317	593	270	3,100	248
Income (loss) before income taxes – adjusted	865	658	252	615	(168)	2,222	197
Income taxes – adjusted	228	174	46	168	(118)	498	35
Net income (loss) – adjusted	637	484	206	447	(50)	1,724	162
Net income attributable to non-controlling interests – adjusted	-	-	-	-	6	6	-
Net income (loss) attributable to equity shareholders – adjusted	637	484	206	447	(56)	1,718	162
Adjusted diluted EPS ($) (4)						$1.85

See previous pages for footnote references.

CIBC Third Quarter 2023 News Release	5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,952	$4,037	$2,020	$4,198	$272	$17,479	$1,502
Provision for credit losses	704	132	601	15	17	1,469	447
Non-interest expenses	3,867	2,012	1,079	1,987	1,964	10,909	802
Income (loss) before income taxes	2,381	1,893	340	2,196	(1,709)	5,101	253
Income taxes	658	505	11	593	(216)	1,551	8
Net income (loss)	1,723	1,388	329	1,603	(1,493)	3,550	245
Net income attributable to non-controlling interests	-	-	-	-	30	30	-
Net income (loss) attributable to equity shareholders	1,723	1,388	329	1,603	(1,523)	3,520	245
Diluted EPS ($)						$3.63
Impact of items of note (1)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$-	$-	$-	$-	$34	$-
Impact of items of note on revenue	34	-	-	-	-	34	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(20)	-	(47)	$-	(9)	(76)	(35)
Increase in legal provisions	-	-	-	-	(1,055)	(1,055)	-
Impact of items of note on non-interest expenses	(20)	-	(47)	-	(1,064)	(1,131)	(35)
Total pre-tax impact of items of note on net income	54	-	47	-	1,064	1,165	35
Income taxes
Amortization of acquisition-related intangible assets	4	-	12	-	1	17	9
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	-	-	-	-	9	-
Increase in legal provisions	-	-	-	-	293	293	-
Income tax charge related to the 2022 Canadian Federal budget (6)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	13	-	12	-	(251)	(226)	9
Total after-tax impact of items of note on net income	$41	$-	$35	$-	$1,315	$1,391	$26
Impact of items of note on diluted EPS ($)						$1.52
Operating results – adjusted (2)
Total revenue – adjusted (3)	$6,986	$4,037	$2,020	$4,198	$272	$17,513	$1,502
Provision for credit losses – adjusted	704	132	601	15	17	1,469	447
Non-interest expenses – adjusted	3,847	2,012	1,032	1,987	900	9,778	767
Income (loss) before income taxes – adjusted	2,435	1,893	387	2,196	(645)	6,266	288
Income taxes – adjusted	671	505	23	593	(467)	1,325	17
Net income (loss) – adjusted	1,764	1,388	364	1,603	(178)	4,941	271
Net income attributable to non-controlling interests – adjusted	-	-	-	-	30	30	-
Net income (loss) attributable to equity shareholders – adjusted	1,764	1,388	364	1,603	(208)	4,911	271
Adjusted diluted EPS ($)						$5.15

See previous pages for footnote references.

6	CIBC Third Quarter 2023 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,647	$3,938	$1,804	$3,819	$237	$16,445	$1,419
Provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
Non-interest expenses	3,662	1,998	972	1,781	907	9,320	764
Income (loss) before income taxes	2,414	1,938	714	2,099	(661)	6,504	562
Income taxes	636	512	115	569	(386)	1,446	90
Net income (loss)	1,778	1,426	599	1,530	(275)	5,058	472
Net income attributable to non-controlling interests	-	-	-	-	16	16	-
Net income (loss) attributable to equity shareholders	1,778	1,426	599	1,530	(291)	5,042	472
Diluted EPS ($) (4)						$5.42
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	$(10)	$-	$-	$-	$-	$(10)	$-
Impact of items of note on revenue	(10)	-	-	-	-	(10)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	(94)	-	-	-	-	(94)	-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(11)	-	(51)	-	(9)	(71)	(40)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	(85)	-	-	-	-	(85)	-
Increase in legal provisions	-	-	-	-	(45)	(45)	-
Impact of items of note on non-interest expenses	(96)	-	(51)	-	(54)	(201)	(40)
Total pre-tax impact of items of note on net income	180	-	51	-	54	285	40
Income taxes
Amortization of acquisition-related intangible assets	3	-	13	-	1	17	10
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (5)	44	-	-	-	-	44	-
Increase in legal provisions	-	-	-	-	12	12	-
Impact of items of note on income taxes	47	-	13	-	13	73	10
Total after-tax impact of items of note on net income	$133	$-	$38	$-	$41	$212	$30
Impact of items of note on diluted EPS ($) (4)						$0.24
Operating results – adjusted (2)
Total revenue – adjusted (3)	$6,637	$3,938	$1,804	$3,819	$237	$16,435	$1,419
Provision for (reversal of) credit losses – adjusted	477	2	118	(61)	(9)	527	93
Non-interest expenses – adjusted	3,566	1,998	921	1,781	853	9,119	724
Income (loss) before income taxes – adjusted	2,594	1,938	765	2,099	(607)	6,789	602
Income taxes – adjusted	683	512	128	569	(373)	1,519	100
Net income (loss) – adjusted	1,911	1,426	637	1,530	(234)	5,270	502
Net income attributable to non-controlling interests – adjusted	-	-	-	-	16	16	-
Net income (loss) attributable to equity shareholders – adjusted	1,911	1,426	637	1,530	(250)	5,254	502
Adjusted diluted EPS ($) (4)						$5.66

See previous pages for footnote references.

CIBC Third Quarter 2023 News Release	7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income (loss)	$497	$467	$73	$494	$(101)	$1,430	$55
Jul. 31	Add: provision for credit losses	423	40	255	6	12	736	191
	Add: income taxes	189	169	(7)	182	(156)	377	(5)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,109	676	321	682	(245)	2,543	241
	Pre-tax impact of items of note (2)	41	-	13	-	3	57	10
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,150	$676	$334	$682	$(242)	$2,600	$251
2023	Net income	$637	$452	$55	$497	$47	$1,688	$40
Apr. 30	Add: provision for credit losses	123	46	248	19	2	438	183
	Add: income taxes	246	165	(9)	182	(148)	436	(7)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,006	663	294	698	(99)	2,562	216
	Pre-tax impact of items of note (2)	6	-	18	-	(111)	(87)	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,012	$663	$312	$698	$(210)	$2,475	$229
2022	Net income (loss)	$595	$484	$193	$447	$(53)	$1,666	$152
Jul. 31	Add: provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
	Add: income taxes	213	174	42	168	(118)	479	32
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,008	668	270	606	(164)	2,388	212
	Pre-tax impact of items of note (2)(4)	57	-	17	-	3	77	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,065	$668	$287	$606	$(161)	$2,465	$225

$ millions, for the nine months ended
2023	Net income (loss)	$1,723	$1,388	$329	$1,603	$(1,493)	$3,550	$245
Jul. 31	Add: provision for credit losses	704	132	601	15	17	1,469	447
	Add: income taxes	658	505	11	593	(216)	1,551	8
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,085	2,025	941	2,211	(1,692)	6,570	700
	Pre-tax impact of items of note (2)	54	-	47	-	1,064	1,165	35
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,139	$2,025	$988	$2,211	$(628)	$7,735	$735
2022	Net income (loss)	$1,778	$1,426	$599	$1,530	$(275)	$5,058	$472
Jul. 31	Add: provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
	Add: income taxes	636	512	115	569	(386)	1,446	90
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,985	1,940	832	2,038	(670)	7,125	655
	Pre-tax impact of items of note (2)(4)	86	-	51	-	54	191	40
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,071	$1,940	$883	$2,038	$(616)	$7,316	$695

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

8	CIBC Third Quarter 2023 News Release

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:

•

Announced a $1.0 million donation to Trillium Health Partners Foundation in support of their Institute for Better Health. This investment will help advance research to improve equity in patient care through a better understanding of health disparities in the community, with a focus on cancer screening;

•

Were the proud official partner of the 27th edition of the Tour CIBC Charles-Bruneau, an annual event that raises funds and brings awareness to children living with pediatric cancer in Quebec. Team CIBC raised over $1.1 million, and the event overall raised $3.5 million; and

•

Supported communities affected by the wildfires in Nova Scotia and Alberta by donating $110,000 to local organizations through the CIBC Foundation’s Emergency Relief Funds and by making available financial relief, advice and support to affected clients.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the impact of COVID-19, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2022 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Third Quarter 2023 News Release	9

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-406-0743, or toll-free 1-800-898-3989, passcode 6992806#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 6514906#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2023 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4645396#) and French (514-861-2272 or 1-800-408-3053, passcode 7957917#) until 11:59 p.m. (ET) September 14, 2023. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President    416-980-5093                                                    geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10	CIBC Third Quarter 2023 News Release